SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                          AMERICAN BANKNOTE CORPORATION
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   024490 10 4
                                 (CUSIP Number)


                                 Morris Weissman
                              Chairman of the Board
                          American Banknote Corporation
                                 410 Park Avenue
                            New York, New York 10022
                                 (212) 593-5700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 1998
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Scheduled 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following Box [ ].

          Check the following box if a fee is being paid with the statement [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP No.024490 10 4

1.   Name of Reporting Person;
     S.S. or I.R.S. Identification No. of Above Person

     Morris Weissman

2. Check the Appropriate Box if a Member of the Group

     (a) [   ]
     (b) [   ]

3.   SEC Use Only

4.   Source of Funds

     OO, PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization:  United States

                    7.   Sole Voting Power: 2,800,330 Shares
Number of Shares
Beneficially Owned  8.   Shared Voting Power:  None
by Each Reporting
Person With:        9.   Sole Dispositive Power: 2,061,997 Shares

                         (excludes 678,333 Shares awarded pursuant to employee benefit plans over which the Reporting Person does not currently have dispositive power)

                   10.   Shared Dispositive Power: 60,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                         2,800,330 Shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares    [ ]

13.  Percent of Class Represented by Amount in Row (11)

                         13.2%

14.  Type of Reporting Person

     IN

     The Schedule 13D filed with the Securities and Exchange Commission on August 6, 1990 by Morris Weissman (the "Reporting Person") relating to Common Stock, par value $.01 per Share (the "Shares"), of American Banknote Corporation (previously named United States Banknote Corporation) a Delaware corporation (the "Company"), as amended March 27, 1995, is hereby amended by adding the information set forth below. Terms defined in said Schedule 13D are used herein with such defined meanings. Pursuant to Rule 13d-3(c) the entire text of
Schedule 13D is restated hereby.


Item 1.   SECURITY AND ISSUER.

     Common stock, par value, $.01 per Share of American Banknote Corporation, 410 Avenue, New York, New York 10022.


Item 2.   IDENTITY AND BACKGROUND.

     Morris Weissman. Business address 410 Park Avenue, New York, New York 10022. During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal of state securities laws or finding any violation with respect to such laws.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Amendment to the Schedule 13D is being filed to reflect:
(i) purchases since March 27, 1995 of 64,100 Shares in open market transactions (the source of funds for such purchases was personal funds); (ii) the exercise by the Reporting Person on October 6, 1998, of warrants to acquire 139,500 Shares at a price of $0.011 per Share (the source of funds for such purchases was personal funds); (iii) the issuance to the Reporting Person of an aggregate of 91,875 Shares previously held pursuant to a Trust

Agreement dated March 27, 1995 issued pursuant to the Company's Executive Incentive Plan (30,625 shares on March 27, 1996, 30,625 shares on March 27, 1997, and 30,625 shares on March 27, 1998); (iv) the disposition of 15,000 Shares, 75,000 Shares and 15,000 Shares on December 20, 1995, July 26, 1996 and May 7, 1998, respectively, to the Reporting Person's spouse as gifts; (v) the sale by the Reporting Person's spouse of, exclusive of sales commissions, 10,000 Shares on July 31, 1996 at a price of $3.875 per Share, 10,000 Shares on August 1, 1996 at a price of $3.875 per Share, 8,300 Shares on August 2, 1996 at a price of $3.875 per Share, 10,000 Shares on August 5, 1996 at a price of $4.00 per Share, 1,700 Shares on August 5, 1996 at a price of $3.875 per Share, and 10,000 Shares on August 12, 1996 at a price of $4.375 per Share; (vi) the disposition of 100 Shares on June 30, 1997 by the Reporting Person as a gift; and (vii) the award of restricted Shares pursuant to the Company's 1994 Long-Term Performance Plan For Officers and Key Employees, as amended and restated (the "LTP Plan"), of 180,000 Shares on April 25, 1996, 140,000 Shares on March 27, 1997 and 450,000 Shares on March 23, 1998.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person owns beneficially (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Rules thereunder) a total of 2,800,330 Shares, constituting approximately 13.2% of the Shares outstanding (computed in accordance with Rule 13d-3(d) and under the Exchange Act). The Reporting Person has sole voting power with respect to 2,800,330 Shares and sole dispositive power with respect to 2,061,997 Shares (excluding 678,333 Shares awarded pursuant to the LTP Plan over which the Reporting Person does not currently have dispositive power).
     Such beneficial ownership consists of (i) 1,862,995 outstanding Shares beneficially owned by the Reporting Person, (ii) 767,335 Shares issuable upon exercise of the options held by the Reporting Person under the Company's stock plans which are exercisable within 60 days of the date hereof, (iii)

110,000 Shares beneficially owned by the Reporting Person's spouse, and (iv) 60,000 Shares beneficially owned by the Reporting Person's former spouse, but as to which the Reporting Person has sole voting power and a right of first refusal with respect to any sale of such Shares. The Reporting Person did not effect any transactions in the Shares during the 60-day period except that the Reporting
Person: (i) on September 25, 1998 purchased 500 Shares in an open market transaction at a price of $1.5625 per Share; (ii) on September 29, 1998 purchased 500 Shares in an open market transaction at a price of $1.375 per Share; (iii) on September 30, 1998 purchased 500 Shares in an open market transaction at a price of $1.4375 per Share; (iv) on October 6, 1998 purchased 1,000 Shares in an open market transaction at a price of $1.4375 per Share; and
(v) on October 6, 1998 acquired 139,500 Shares upon exercise of the warrants to purchase Shares referred to in Item 3(ii)above.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Company's 1990 Employee Stock Option Plan, as amended and restated (the "Plan"), the Company granted to the Reporting Person ten-year stock options to purchase 100,000, 150,000, 476,000 and 100,000 Shares, respectively, at exercise prices of $2.11, $1.65, $2.25 and $3.44 per Share, respectively. Each option becomes exercisable at the rate of 33 1/3% of the Shares subject thereto on each of the first three anniversaries of their respective dates of grant. Pursuant to the LTP Plan, the Company granted to the Reporting Person ten-year stock options to purchase 250,000 and 100,000 Shares, respectively, at exercise prices of $2.188 and $6.00 per Share, respectively. Each option becomes exercisable at the rate of 33 1/3% of the Shares subject thereto on each of the first three anniversaries of their respective dates of grant. On the date of this Amendment, an aggregate of 767,335 Shares are issuable upon exercise of such options at the prices noted above.

     As of October 14, 1998, 590,000 Shares were pledged pursuant to a Loan and Pledge Agreement dated as of August 1, 1994 by and between the Reporting Person and Citibank N.A. which contains only standard default provisions. Reference is made to Item 5(v) with respect to 60,000 Shares.


Item 7.   EXHIBITS.

     None.



                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 22, 1998

                                                  /s/ Morris Weissman
                                                  -----------------------------
                                                  Morris Weissman